EXHIBIT 12.1
SUPERVALU INC. and Subsidiaries
Ratio of Earnings to Fixed Charges
For Fiscal Years Ended

(In thousands, except ratios)	2002	2001	2000	1999	1998
Earnings before income taxes	$343,703	$154,357	$447,454	$316,261	$384,780
Less undistributed earnings of less than fifty percent owned affiliates:	(13,450)	(9,429)	(6,605)	(5,943)	(7,388)

Earnings before income taxes	330,253	144,928	440,849	310,318	377,392
Interest expense	194,294	212,898	154,482	124,111	133,619
Interest on operating leases	35,971	29,047	23,838	18,574	18,010

	$560,518	$386,873	$619,169	$453,003	$529,021

Total fixed charges	230,265	241,945	178,320	142,685	151,629

Ratio of earnings to fixed charges	2.43	1.60	3.47	3.17	3.49